Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

August 4, 2022

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 123 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 19, 2022, with respect to the Amendment and the Trust’s proposed new series, the Noble X ETF (the “Fund”). Please note that subsequent to the filing of the Amendment, the Trust determined to change the name of the Fund to the “Noble Absolute Return ETF.” The Trust will incorporate that change in a post-effective amendment to the Trust’s registration statement that will also incorporate changes made in connection with the comments set forth below. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus – Fund Summary – Principal Investment Strategies

1.	Please revise and clarify the disclosure in the second paragraph to explain what is meant by the phrase “favorable sector/industry tailwinds.”

Response: The Prospectus disclosure has been revised accordingly.

2.	In the first paragraph, please explain in plain English what you mean by “net exposure ranging from 100% short to 150% long” and revise the strategy to clarify the portfolio selection and construction process. For example, it is unclear whether the sub-adviser's macro views drive the decision to be short/long in the portfolio with such decision being implemented by the security selection process or whether being net short/long is simply a byproduct of the securities selection process.

Response: The Prospectus disclosure has been updated to add a plain English description of the aforementioned phrase in the first paragraph. In addition, the description of the strategy in the second paragraph has been revised to clarify the portfolio selection and construction process.

3.	Please revise and clarify the disclosure in the third paragraph to explain what is meant by the phrase “unfavorable sector/industry headwinds.”

Response: The Prospectus disclosure has been revised accordingly.

Prospectus – Fund Summary – Principal Investment Risks

4.       There are references to contingent convertible securities in the Convertible Securities Risk disclosure. If contingent convertible securities will be used as part of the Fund’s principal investment strategies, please revise the Item 4 disclosures accordingly. If not, consider removing the references from the risk disclosure.

Response: The Fund will not use contingent convertible securities as part of its principal investment strategies. Accordingly, the references have been removed from the Convertible Securities Risk disclosure in the Prospectus.

5.	If value investing risk is a principal risk, please include references to value investing in the Item 4 principal investment strategies disclosures.

Response: Value investing will not be a principal investment strategy of the Fund. Accordingly, the Value Investing Risk disclosure has been removed from the Prospectus.

Prospectus - Management

6.	In the description of Mr. Noble’s bio as a portfolio manager, there are references to both 1981 and 1984 as his start date at a mutual fund family. Please clarify the references as appropriate.

Response: The reference has been corrected.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

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